Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Ambipar Emergency Response on Form F-4 of our report dated April 14, 2022 with respect to our audits of the financial statements of HPX Corp. as of December 31, 2021 and 2020, and for the year ended December 31, 2021, and for the period from March 20, 2020 (inception) through December 31, 2020, which includes an explanatory paragraph as to the ability of HPX Corp. to continue as a going concern, which report appears in the proxy statement/prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such proxy statement/prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

December 14, 2022